SUBMISSION VIA EDGAR

October 5, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Patrick Faller and Jan Woo

Re: Responses to the Securities and Exchange Commission

Staff Comments dated September 28, 2022, regarding

KWESST Micro Systems Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed September 16, 2022

File No. 333-266897

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the September 28, 2022, letter regarding the above-referenced Amendment No.1 to the Registration Statement on Form F-1 (the "Registration Statement") of KWESST Micro Systems Inc. (the "Company", "we," "our," or "us") filed on September 16, 2022. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement on Form F-1 (the "Form F-1/A") responding to the Staff's comments and including certain other revisions and updates.

Page numbers in the text of the Company's responses correspond to page numbers in the Form F-1/A. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form F-1/A.

Our responses are as follows:

Amendment No. 1 to Registration Statement on Form F-1 filed September 16, 2022

Capitalization and Indebtedness, page 37

Staff Comment No. 1.

Please revise to reflect the $400,000 unsecured loans issued on August 29, 2022 and the CAD$344,000 common shares issued on July 14, 2022, in a separate column before the column "As adjusted for IPO". Further, revise the "As adjusted for IPO" column to reflect the repayment of outstanding loans from the proceeds of the offering, as disclosed on page 38. Similar revisions should be made to the disclosures on page 15. Also, revise your dilution disclosures on page 97 to give effect to these transactions.

October 5, 2022

Company's Response:

In response to the Staff's comment, we have revised our disclosure on pages 15, 16, 37, 97 and 98 to give effect to the noted transactions.

Use of Proceeds, page 38

Staff Comment No. 2.

We note your revised disclosure stating that a portion of the proceeds from your offering will be used to repay outstanding loans. To the extent known, please revise here and in the prospectus summary to indicate the amount of proceeds that will be used to repay outstanding loans. If a material part of the proceeds will be used to repay indebtedness, please describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on pages 12 and 38 to disclose that proceeds from the Canadian Offering will be used primarily to repay outstanding loans, the interest rate and maturity of the loans and the uses of proceeds from such loans. We have also disclosed that if the Canadian Offering does not close, USD$0.22 million of the net proceeds from this offering will be used to repay one of the two unsecured loans issued in August 2022.

Material Contracts, page 115

Staff Comment No. 3.

We note you do not identify the lenders party to your March 2022 or August 2022 unsecured loan agreements nor are they identified in the loan agreements filed as Exhibits 10.10 or 10.18 to your registration statement. Please identify the lenders party to these agreements in your disclosure or advise. Refer to Item 10.C of Form 20-F. We also note your disclosure that the "Second Loan contains certain provisions allowing us to apply to the TSX Venture Exchange to repay the principal amount by issuing Common Shares in accordance with the rules and regulations of the TSX Venture Exchange." Please file a copy of each August 2022 loan agreement as an exhibit to your registration statement or advise.

October 5, 2022

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 115 to identify the lenders. The August 2022 loan agreements have been filed as Exhibits 10.18 and 10.19.

General

Staff Comment No. 4.

The revisions to your registration statement indicate that you intend to conduct your registered public offering in the United States concurrently with a Canadian offering pursuant to the exclusion from the registration requirements of the Securities Act afforded by Rule 903 of Regulation S. We note that you have published offering information on your company website about your concurrent Regulation S offering. Please confirm that you are taking steps to distinguish the Regulation S and U.S. domestic offering materials and tell us how you will comply with the prohibition on directed selling efforts in Regulation S to the extent the offering material on the website could be deemed to have the effect of conditioning the market in the United States.

Company's Response:

The Company confirms that it is taking steps to distinguish the Regulation S and U.S. domestic offering materials. The publication of the September 13, 2022 news release relating to the Canadian Offering on the Company’s website does not constitute directed selling efforts because it satisfies the criteria set forth in Rule 902(c)(3) of Regulation S.

“Directed selling efforts” is defined in Rule 902(c)(1) of Regulation S as “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on this Regulation S. However, Rule 902(c)(3)(i) of Regulation S provides that “[p]lacing an advertisement required to be published under U.S. or foreign law…provided the advertisement contains no more information than legally required and includes a statement to the effect that the securities have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements” does not constitute directed selling efforts. In this case, (i) the posting of the September 13, 2022 news release on the Company’s website was consistent with National Policy 51-201 - Disclosure Standards, (ii) the news release contains no more information than required under applicable Canadian laws and the rules of the TSXV and (iii) the news release contains the following language:

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the “United States” or to “U.S. persons” (each as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and all applicable state securities laws or an exemption from such registration requirements is available.

October 5, 2022

Additionally, the title and contents of the news release make it clear that the Canadian Offering is directed only to Canada. For example, the title of the news release is  “KWESST Announces Public Offering of Units in Canada - KWESST” [emphasis added], the first sentence states that the Company “…announced today that it has commenced an underwritten public offering in Canada …” [emphasis added] and the second and third paragraphs distinguish the Canadian and U.S. domestic offerings, all of which constitute “procedures reasonably designed to avoid targeting the United States” as set out in Release 33-7516 by making it clear that the Canadian Offering described in the news release relates to “countries other than the United States.”

Accordingly, the Company has taken, and will continue to take, precautions and implement procedures to ensure that any information appearing on any portion of its website will not create the impression that the Canadian Offering is directed towards conditioning the United States market for the securities being offered in the Canadian Offering.

The Company further notes that the dissemination of the September 13, 2022 news release did not constitute directed selling efforts because (i) consistent with Rule 902(c)(1)&(2) of Regulation S, it was not disseminated through a publication “with a general circulation in the United States”; (ii) it included express language that the news release was “NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES”; (iii) the Company’s third-party distributor of news releases was explicitly instructed not to disseminate the new release in the United States or to United States newswire services; and (iv) the Company did not upload the news release to OTCIQ.

Moving forward, the posting of Canadian Offering materials, if any, on the Company’s website and the dissemination of news releases relating to the Canadian Offering will be consistent with the foregoing. Furthermore, the offering documents for the Canadian Offering will include appropriate representations, warranties and covenants by the Company and Canadian Underwriter, as applicable, to conduct the Canadian Offering in accordance with Rule 903 of Regulation S, including the prohibition on the use of directed selling efforts.

Staff Comment No. 5.

Please revise your cover page and disclosure throughout the prospectus to indicate, if true, that there is no assurance that the Canadian offering will close and that you will receive $3 million from the Canadian offering.

Company's Response:

In response to the Staff’s comment, we have revised our disclosure on the cover page and pages 12, 15, 16, 37 and 38 to indicate there is no assurance the Canadian Offering will close or that we will receive USD$3,000,000 from the Canadian Offering.

*****

October 5, 2022

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (613) 319-0537, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely,

KWESST Micro Systems Inc.

/s/ Steve Archambault
Steve Archambault

Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP